Unaudited Condensed Consolidated Financial
Statements and Notes

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

INTEGRA RESOURCES CORP.	2

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$111,132	$63,086
Investments	251	365
Inventories (Note 8)	64,220	58,306
Prepaids and other assets (Note 7)	4,316	7,688
Derivative assets (Note 6a, 6b)	599	369
	180,518	129,814
Non-current assets
Mineral properties, plant and equipment (Note 9)	207,280	165,545
Reclamation and other deposits (Note 6a, 6c)	15,889	15,844
Other non-current assets	—	21
Total assets	$403,687	$311,224

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10, 6a)	$22,705	$24,073
Tax liabilities	777	3,813
Lease obligations (Note 11)	9,202	7,677
Reclamation provision (Note 12)	1,341	1,344
	34,025	36,907
Non-current liabilities
Long-term lease obligations (Note 11)	22,539	14,153
Long-term reclamation provision (Note 12)	62,144	63,981
Deferred tax liabilities	13,574	10,937
Total liabilities	132,282	125,978

Equity
Issued capital (Note 13)	374,014	313,011
Share-based payment reserve (Note 13)	12,007	11,304
Investment revaluation reserve	(103)	(5)
Currency translation reserve	21,775	21,775
Deficit	(136,288)	(160,839)
Total equity	271,405	185,246
Total liabilities and equity	$403,687	$311,224
See accompanying notes to the condensed interim consolidated financial statements
Approved by the Board on August 11, 2026

"signed"	Anna Ladd-Kruger, Director	"signed"	Janet Yang, Director

INTEGRA RESOURCES CORP.	3

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in thousands of U.S. dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue (Note 14)	$70,797	$61,072	$132,521	$118,097
Cost of sales
Production costs (Note 15)	(35,751)	(28,299)	(63,045)	(62,781)
Depreciation	(7,187)	(3,378)	(12,867)	(6,705)
Royalties and excise taxes	(4,492)	(4,185)	(8,391)	(7,917)
	(47,430)	(35,862)	(84,303)	(77,403)
Mine operating earnings	23,367	25,210	48,218	40,694
Exploration and project expenses	(6,525)	(4,360)	(11,416)	(6,664)
General and administrative expenses (Note 16)	(2,643)	(2,667)	(6,158)	(4,897)
Foreign exchange (losses) gains	(70)	722	(117)	746
Earnings from operations	14,129	18,905	30,527	29,879
Interest income (Note 6c)	694	821	1,252	1,160
Interest and finance expense (Note 17)	(1,130)	(1,491)	(2,257)	(2,966)
Derivative (losses) gains (Note 6b)	(208)	(1,888)	89	(4,971)
Other income (expense) (Note 24)	1,145	(758)	874	(3,106)
Earnings before income taxes	14,630	15,589	30,485	19,996
Income tax expense (Note 18)	(2,628)	(4,947)	(5,934)	(8,371)
Net earnings	$12,002	$10,642	$24,551	$11,625

Other comprehensive earnings, net of taxes
Items that will not be reclassified to profit or loss:
Loss on investments, net of tax	(105)	(141)	(98)	(141)
Total comprehensive earnings	$11,897	$10,501	$24,453	$11,484

Net earnings attributable to common shareholders
Basic earnings per share	$0.06	$0.06	$0.12	$0.07
Diluted earnings per share	$0.06	$0.06	$0.12	$0.06
Weighted average shares outstanding (in 000’s) Basic	202,481	168,930	198,169	168,820
Weighted average shares outstanding (in 000’s) Diluted	212,766	190,128	208,954	190,018
See accompanying notes to the condensed interim consolidated financial statements

INTEGRA RESOURCES CORP.	4

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating activities
Net earnings for the period	$12,002	$10,642	$24,551	$11,625
Income tax expense (Note 18)	2,628	4,947	5,934	8,371
Depreciation	7,389	3,573	13,251	7,105
Derivative (gains) losses (Note 6b)	208	1,888	(89)	4,971
Share-based compensation expense	956	610	1,325	961
Interest income	(694)	(821)	(1,252)	(1,160)
Interest expense	1,130	1,491	2,257	2,966
Income taxes paid	(6,333)	(1,650)	(6,333)	(1,650)
Other operating activities (Note 19)	216	(693)	283	(902)
Change in working capital (Note 19)	5,296	(3,682)	(3,331)	(250)
	$22,798	$16,305	$36,596	$32,037
Investing activities
Payments for mineral properties, plant and equipment	(15,465)	(13,125)	(42,114)	(17,206)
Proceeds from disposal of mineral properties, plant and equipment	780	10	780	10
Interest received	693	582	1,249	921
Payments for derivatives	(6)	(132)	(160)	(408)
Other investing	—	(42)	—	—
	$(13,998)	$(12,707)	$(40,245)	$(16,683)
Financing activities
Common share proceeds	6	—	176	—
Proceeds from public offering (Note 13f)	—	—	57,505	—
Vested restricted share units	—	—	—	(21)
Warrant proceeds	—	252	1,236	252
Interest paid	2	(409)	—	(808)
Repayment of loans	—	(53)	—	(127)
Payments of equipment leases (Note 11)	(3,460)	(2,106)	(7,169)	(4,442)
Other financing	(7)	—	—	—
	$(3,459)	$(2,316)	$51,748	$(5,146)
Effects of exchange rate changes on cash and cash equivalents	(23)	635	(53)	635
Increase in cash and cash equivalents	5,318	1,917	48,046	10,843
Cash and cash equivalents at the beginning of the period	105,814	61,116	63,086	52,190
Cash and cash equivalents at the end of the period	$111,132	$63,033	$111,132	$63,033
Supplemental cash flow information (Note 19)
See accompanying notes to the condensed interim consolidated financial statements

INTEGRA RESOURCES CORP.	5

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars except for number of shares)

	Issued shares	Issued capital	Share- based payment reserve	Investment revaluation reserve	Currency translation reserve	Deficit	Total
Balance, December 31, 2024	168,708	$257,481	$9,895	$—	$21,775	$(158,596)	$130,555
Total comprehensive earnings
Net earnings for the period	—	—	—	—	—	11,625	11,625
Other comprehensive loss	—	—	—	(141)	—	—	(141)
	—	—	—	(141)	—	11,625	11,484
Share units settled	4	8	(29)	—	—	—	(21)
Warrants exercised	291	252	—	—	—	—	252
Share-based compensation	—	—	972	—	—	—	972
Balance, June 30, 2025	169,003	257,741	10,838	(141)	21,775	(146,971)	143,242
Total comprehensive loss
Net loss for the period	—	—	—	—	—	(13,868)	(13,868)
Other comprehensive loss	—	—	—	136	—	—	136
	—	—	—	136	—	(13,868)	(13,732)
Shares issued for Debt Conversion	12,295	54,553	—	—	—	—	54,553
Share units settled	444	431	(532)	—	—	—	(101)
Warrants exercised	334	286	—	—	—	—	286
Share-based compensation	—	—	998	—	—	—	998
Balance, December 31, 2025	182,076	313,011	11,304	(5)	21,775	(160,839)	185,246
Total comprehensive earnings
Net earnings for the period	—	—	—	—	—	24,551	24,551
Other comprehensive loss	—	—	—	(98)	—	—	(98)
	—	—	—	(98)	—	24,551	24,453
Shares issued for Public Offering (Note 13f)	18,122	57,505	—	—	—	—	57,505
Share issued for stakeholder agreement (Note 13g)	517	1,500	—	—	—	—	1,500
Share units settled	640	762	(622)	—	—	—	140
Warrants exercised	1,419	1,236	—	—	—	—	1,236
Share-based compensation	—	—	1,325	—	—	—	1,325
Balance, June 30, 2026	202,774	$374,014	$12,007	$(103)	$21,775	$(136,288)	$271,405
See accompanying notes to the condensed interim consolidated financial statements

INTEGRA RESOURCES CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

1. Nature of Operations
Integra Resources Corp. (the "Company" or "Integra") is a corporation governed by the Business Corporations Act (British
Columbia). The Company’s corporate office and principal address is located at 1050 - 400 Burrard Street, Vancouver, British
Columbia, Canada, V6C 3A6. The Company’s registered office is 3100 Park Place, 666 Burrard Street, Vancouver, British
Columbia, V6C 2X8. Integra shares trade on the TSX Venture Exchange ("TSX Venture") under the symbol ITR and the NYSE-
American under the symbol ITRG. The Company's warrants trade on the TSX Venture under the symbol ITR.WT.
The Company is a growing precious metals producer focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western US at its Florida Canyon mine located in Nevada, US. The Company is also engaged in exploration of two flagship development-stage heap leach projects: the past producing DeLamar Project in southwestern Idaho, and the Nevada North Project in western Nevada.

2. Basis of Preparation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial
Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard ("IAS") 34 - Interim Financial
Reporting and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2025 (the "2025 Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the 2025 Annual Financial
Statements.
These unaudited condensed interim consolidated financial statements were approved for issuance by the Board of
Directors on August 11, 2026.

3. Material Accounting Policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2025 Annual Financial Statements, except for the following:
Change in Accounting Policy: Exploration and Evaluation Assets
The Company adopted a voluntary change in its accounting policy for exploration and evaluation expenditures effective May
29, 2026.
Under the previous policy, exploration and evaluation expenditures were expensed as incurred until the Company had established a National Instrument 43-101 compliant mineral resource, completed a feasibility study, and received the required mining permits, at which point subsequent expenditures were capitalized.
Under the revised policy, exploration and evaluation expenditures are expensed as incurred until the technical feasibility and commercial viability of extracting a mineral resource are demonstrated, being: completion of a feasibility study; declaration of National Instrument 43-101 compliant mineral reserves; and a determination by management that future economic benefits are probable. Expenditures incurred thereafter are capitalized within mineral properties, plant and equipment.
Management believes the new policy results in reliable and more relevant information. Receipt of mining permits is a regulatory and legal matter that is distinct from the technical feasibility and commercial viability assessment contemplated by IFRS 6, and conditioning capitalization on permit receipt deferred asset recognition beyond the point at which future economic benefits become probable. The revised criteria are also consistent with the basis applied by the Company's peers, improving comparability.
In accordance with IAS 8, the change has been applied retrospectively. Because the criteria for capitalization under both the previous and the new policy were not met at any prior reporting date, application of the new policy resulted in no adjustment to amounts previously reported for the comparative periods presented or to the opening consolidated statements of financial position as at January 1, 2025.

INTEGRA RESOURCES CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

4. Changes in Accounting Standards
Application of New and Revised Accounting Standards
Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
IFRS 9 and 7 have been amended to provide additional guidance regarding the recognition of a financial liability settled through electronic transfer, and for the classification of certain financial assets. Further, the amendments introduce new disclosure requirements related to investments in equity instruments designated at FVTOCI. The amendments are effective for financial statements beginning on January 1, 2026. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for financial statements beginning on January 1, 2027, and requires retrospective application. The Company is currently assessing the impact of this standard.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

5. Significant Judgments and Estimates
In preparing the Company’s unaudited condensed interim financial statements for the three and six months ended June 30,
2026, critical judgements made in applying the Company's accounting policies and key sources of estimation uncertainty are consistent with those disclosed in Note 5 of its 2025 Annual Financial Statements, except for the following:
Critical judgment: DeLamar Project transition from exploration and evaluation to development
The application of the Company's accounting policy for exploration and evaluation expenditures required judgment to determine when the technical feasibility and commercial viability of the DeLamar Project had been demonstrated, after completion of a feasibility study with National Instrument 43-101 compliant reserves.
The Company considered various factors, including the completion of the DeLamar Feasibility Study with mineral reserves in accordance with National Instrument 43-101, the status of the federal and state permitting processes applicable to the
Project, and the Company's intention and ability to proceed with development. On May 29, 2026, the United States Bureau of
Land Management published a Notice of Intent ("NOI") in the Federal Register to prepare an Environmental Impact
Statement for the DeLamar Project, formally commencing review under the National Environmental Policy Act, with a Record of Decision anticipated in the second half of 2027. Publication of the NOI supported management's determination that the technical feasibility and commercial viability of the DeLamar Project had been demonstrated.
Effective May 29, 2026, the Company commenced capitalizing expenditures relating to the DeLamar Project within mineral properties, plant and equipment. During the three months ended June 30, 2026, the Company capitalized $2.2 million of expenditures that would previously have been recognized in profit or loss (Note 9). Effective the same date, the Company transferred capitalized costs from exploration and evaluation assets in the amount of $34.7 million related to the DeLamar
Project to assets under construction within mineral properties, plant and equipment (Note 9). The Company is required to test the carrying value of exploration and evaluation assets for impairment immediately before being reclassified to mineral property, plant and equipment. There was no impairment as a result.

INTEGRA RESOURCES CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

6. Financial Instruments
a)Carrying Values and Measurement of Financial Assets and Liabilities at Amortized Cost, Fair Value
through Profit and Loss ("FVTPL") or Fair Value through Other Comprehensive Income ("FVTOCI")

June 30, 2026	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	$111,132	$—	$—	$111,132
Reclamation deposits(1)	11,477	4,412	—	15,889
Derivative assets	—	599	—	599
Investments	—	—	251	251

Financial liabilities
Accounts payable and accrued liabilities	22,705	—	—	22,705

December 31, 2025	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	$63,086	$—	$—	$63,086
Reclamation deposits(1)	11,755	4,089	—	15,844
Derivative assets	—	369	—	369
Investments	—	—	365	365

Financial liabilities
Accounts payable and accrued liabilities	24,073	—	—	24,073
(1)During the six months ended June 30, 2026, the Company revised the presentation of amounts previously described as
"restricted cash" to "reclamation deposits" to more appropriately reflect the nature of these balances. In connection with this revision, the Company identified an error in the prior period financial instrument classification of reclamation deposits.
Accordingly, certain reclamation deposits, being investment deposits of $4.1 million, which as at December 31, 2025 had been classified and measured at amortized cost, were reclassified to fair value through profit or loss FVTPL.
b)Derivative Instruments
At June 30, 2026, the Company held put options (bullion contracts) covering 19,000 (2025 - 29,100) ounces of gold, with maturities ranging from July to December 2026, at a strike price of $3,500 (2025 - maturities ranging from July to
December 2025, at a strike price of $2,400) per ounce. The contracts were entered into to manage the Company’s exposure to fluctuations in the spot price of gold in relation to forecasted gold production from the Florida Canyon mine.
The fair value of the bullion contracts is remeasured at each reporting date using quoted observable inputs, while the fair value of the convertible debt conversion feature was determined using the Binomial Tree method.
The total realized and unrealized losses for the three and six months ended June 30, 2026 and 2025 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Unrealized debt conversion feature losses	$—	$(1,812)	$—	$(3,994)
Unrealized bullion contract gains (losses)	1	(76)	476	$(977)
Total unrealized gains (losses)	$1	$(1,888)	$476	$(4,971)
Realized bullion contract losses	(209)	—	(387)	—
Derivatives (losses) gains	$(208)	$(1,888)	$89	$(4,971)
On December 22, 2025, Beedie Investment Ltd. exercised its option to convert the $15 million outstanding under its secured non-revolving term convertible debt facility into 12,295,081 common shares at a conversion price of $1.22.
As a result of the conversion, the Company derecognized the Convertible Facility and the related embedded derivative.

INTEGRA RESOURCES CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

c)Reclamation and Other Deposits
Correction of an Immaterial Error
During the six months ended June 30, 2026, the Company revised the presentation of amounts previously described as "restricted cash" to "reclamation and other deposits" in the Condensed Interim Consolidated
Statements of Financial Position to more accurately reflect the nature of these balances. This change in description had no impact on measurement or classification.
Concurrently, the Company identified an error in the classification of certain reclamation deposits in the financial instrument note of the Condensed Interim Consolidated Statements of Financial Position. These deposits should have been classified as being measured at FVTPL but had been incorrectly disclosed as being measured at amortized cost, in the amounts of $3.8 million as at June 30, 2025, $4.0 million as at September 30, 2025, and $4.1 million as at December 31, 2025. This change in classification had no impact on measurement.  As the errors were not material to any previously issued consolidated financial statements, the Company has corrected only the
December 31, 2025 financial instrument note disclosure in the current period (Note 6a) rather than restating prior periods.
The Company also identified an error in the presentation of fair value gains and losses within the Condensed
Interim Consolidated Statements of Earnings and Comprehensive Earnings. These amounts had been incorrectly classified as interest income rather than investment income, in the amounts of $0.3 million for the three and six months ended June 30, 2025, $0.2 million and $0.5 million for the three and nine months ended September 30,
2025, respectively, and $0.5 million for the year ended December 31, 2025. As the errors were not material to any previously issued consolidated financial statements, the Company has corrected only the amount for the six months ended June 30, 2025 in the current period Condensed Interim Consolidated Statements of Earnings and
Comprehensive Earnings rather than restating prior periods.
Reclamation and Other Deposits
The Company's Reclamation and other deposits are composed of cash deposits and investment deposits. Cash deposits for reclamation are primarily comprised of cash collateral held for bonding of Florida Canyon's reclamation obligation (Note 12). Investment deposits for reclamation are held in trust as security to the United
States Bureau of Land Management for Florida Canyon's reclamation obligation. These reclamation deposits have been classified as non-current, as they are not expected to be utilized until near the end of Florida Canyon's mine life.
A summary of restricted cash is as follows:

	June 30, 2026	December 31, 2025
Cash deposits for reclamation (Note 12)	$11,363	$11,363
Other	114	392
Total cash deposits for reclamation and other	$11,477	$11,755
Investment deposits for reclamation	4,412	4,089
Total deposits for reclamation and other	$15,889	$15,844
d)Fair Value Information
i.Fair Value Measurement
The categories of the fair value hierarchy of inputs used in the valuation techniques are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.

INTEGRA RESOURCES CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At June 30, 2026		At December 31, 2025
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Investments	$251	$—	$365	$—
Derivative assets	—	599	—	369
Reclamation deposits	4,412	—	4,089	—
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2025.
As at June 30, 2026 and December 31, 2025 derivative assets consisted of bullion contracts.
ii.Valuation Techniques
Investments and long-term investments
The Company's investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets are comprised of commodity contracts, which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.
e)Financial Instruments and Related Risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1.Currency risk
2.Interest rate risk
3.Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i.Credit Risk
Credit risk is the risk that a counterparty may fail to satisfy its performance obligations under the terms of a financial instrument. Credit risk results from cash and cash equivalents and trade and other receivables. The
Company maintains policies to limit the concentration of credit risk.
The Company manages credit risk on its cash and cash equivalents by diversifying these asset holdings with multiple highly rated financial institutions. Substantially, all of our cash and cash equivalents held with financial institutions exceed government-insured limits. Credit risk on trade and other receivables is managed by ensuring amounts are receivable from highly rated financial institutions. The Company has not recognized any expected credit losses with respect to trade and other receivables. For cash and cash equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet.
ii.Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The
Company has in place a planning and budgeting process to help determine the funds required to ensure the
Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that

INTEGRA RESOURCES CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
As at June 30, 2026, the Company continues to maintain its ability to meet its financial obligations as they come due.
iii.Market Risk
1.Currency Risk
The functional and reporting currency of the Company and its subsidiaries is the United States dollar ("USD"), and the Company presents its financial results in USD. The Company's operations in the United States utilize
USD, while its non-operating corporate entities in Canada utilize the Canadian dollar ("CAD"). As a result, the
Company's financial results reported in USD are subject to changes in the value of the USD relative to these local currencies. Because the Company’s sales are denominated in USD and a portion of its expenses are denominated in CAD, the Company is negatively impacted by a strengthening CAD relative to the USD and positively impacted by the inverse.
2.Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held within a chartered Canadian and US financial institutions. The Company's operating cash flows are mostly independent of changes in market interest rates, which is impacted by economic uncertainties and inflation expectations. Management considers this risk immaterial.
3.Price Risk
The Company's gold and silver production is sold in international markets. The market price of gold is the primary driver of the Company's profitability and the ability to generate operating and free cash flow. The
Company may implement hedging strategies on an opportunistic basis to mitigate downside price risk on gold production and had gold put option positions in place as at June 30, 2026 (Note 6b). Gold and silver production remains exposed to prevailing market prices.

7. Prepaids and other assets
The Company's receivables and prepaids were comprised of the following:

	June 30, 2026	December 31, 2025
Prepaid insurance	$1,062	$2,620
Other prepaid expenses	2,608	3,779
Other receivables	646	1,289
	$4,316	$7,688

8. Inventories
The Company’s inventories were comprised of the following:

	June 30, 2026	December 31, 2025
Stockpile	$846	$1,336
In-process	54,824	50,715
Finished	2,748	823
Materials and supplies	5,802	5,432
	$64,220	$58,306

INTEGRA RESOURCES CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

9. Mineral Properties, Plant, and Equipment

		June 30, 2026			December 31, 2025
		Cost	Accumulated Depreciation	Carrying Value	Cost	Accumulated Depreciation	Carrying Value
Producing:
US	Florida Canyon	$150,905	$(29,336)	$121,569	$115,042	$(15,825)	$99,217

Non-Producing:
US	DeLamar	61,053	(2,821)	$58,232	40,979	(2,560)	$38,419
US	Nevada North	27,752	(525)	$27,227	28,058	(446)	$27,612
Canada	Other	723	(471)	$252	723	(426)	$297
		89,528	(3,817)	85,711	69,760	(3,432)	66,328
Total		$240,433	$(33,153)	$207,280	$184,802	$(19,257)	$165,545
Ranch Acquisition
On February 17, 2026, the Company completed the acquisition of a strategically located 6,600-acre ranch contiguous with
DeLamar for a purchase price of $12.5 million.
DeLamar Project transition from exploration and evaluation to development
Effective May 29, 2026, the Company transferred $34.7 million of exploration and evaluation assets to assets under construction within mineral properties, plant and equipment after establishing the DeLamar project's technical feasibility and commercial viability. During the three months ended June 30, 2026, the Company capitalized a further $2.2 million of expenditures relating to the DeLamar Project (Note 5).

10. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of:

	June 30, 2026	December 31, 2025
Trade payables	$12,245	$14,831
Accrued liabilities	5,171	2,429
Accrued employee payroll and benefits	5,187	6,066
Accrued other tax liabilities	102	747
	$22,705	$24,073

INTEGRA RESOURCES CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

11. Leases
Leases are comprised primarily of equipment finance leases at the Company's Florida Canyon Mine.
Right-of-use Assets ("ROU")
The following table summarizes changes in ROU assets for the six months ended June 30, 2026 and year ended December
31, 2025, which have been recorded in mineral properties, plant and equipment on the Interim Financial Statements:

	June 30, 2026	December 31, 2025
Opening net book value	$27,941	$10,291
Additions	17,930	21,617
Depreciation	(3,172)	(3,948)
Dispositions	—	(25)
Other	(18)	6
Closing net book value	$42,681	$27,941
The following table summarizes changes in lease liabilities for the six months ended June 30, 2026 and year ended
December 31, 2025:

Balance, December 31, 2024	$8,712
Additions	21,618
Payments	(10,156)
Disposal	50
Interest	1,606
Balance, December 31, 2025	$21,830
Additions	16,152
Payments	(7,169)
Change in estimates and modification	75
Interest	853
Balance, June 30, 2026	$31,741
Less: current portion	(9,202)
Long-term leases	$22,539
During the three and six months ended June 30, 2026, the Company entered into a lease agreement for mining equipment, comprising a 60-month term at a monthly rental of approximately $0.1 million; as the equipment had not been delivered as at June 30, 2026, the lease had not commenced and no right-of-use asset or lease liability has been recognized. The
Company expects to recognize a right-of-use asset and corresponding lease liability of approximately $6.2 million on commencement.

INTEGRA RESOURCES CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

12. Reclamation Provision
Changes to the reclamation and closure provision for the six months ended June 30, 2026 and year ended December 31,
2025 are as follows:

	June 30, 2026	December 31, 2025
Balance, beginning of period	$65,325	$54,527
Reclamation provision accretion (Note 17)	1,404	2,457
Reclamation paid	(439)	(991)
Revisions in estimates and obligations(1)	(2,805)	9,332
Balance, end of period	$63,485	$65,325
Less: current portion	(1,341)	(1,344)
Long-term portion	$62,144	$63,981
(1)On an on-going basis, Management evaluates its estimates and assumptions, resulting in future expenditures different from current estimates. Discount rates have been increasing and inflation rates decreasing within the US, resulting in decreases to the reclamation provisions at the Florida Canyon Mine and DeLamar Water Treatment plant ongoing reclamation cost.

13. Share Capital and Employee Compensation Plans
The Company grants stock options and equity-settled Restricted Share Units ("RSUs") to eligible employees, officers, and directors, and Deferred Share Units ("DSUs") to eligible directors. The associated expenses are recognized over the vesting period, generally within three years.
a.Stock Options
For the three and six months ended June 30, 2026, the total share-based compensation expense relating to stock options was $0.3 million and $0.4 million (2025 - $0.1 million and $0.3 million), respectively, and is presented as a component of general and administrative expense (Note 16).
The following table summarizes changes in stock options for the six months ended June 30, 2026 and the year ended
December 31, 2025:

	Six months ended June 30, 2026		Year ended December 31, 2025
	Number of options	Weighted Average Exercise Price (CAD)	Number of options	Weighted Average Exercise Price (CAD)
Outstanding, beginning of period	3,228	$1.98	2,624	$3.15
Granted	1,501	3.52	1,654	1.47
Exercised	(167)	1.46	(72)	1.62
Forfeited	(156)	5.10	(978)	4.28
Outstanding, end of period	4,406	$2.41	3,228	$1.98
The following table summarizes information about the Company's stock options outstanding at June 30, 2026:

	Options Outstanding			Options Exercisable
Range of Exercise Prices (CAD)	Number Outstanding as at June 30, 2026	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD)	Number Outstanding as at June 30, 2026	Weighted Average Exercise Price (CAD)
$1.04 - $2.95	2,710	3.01	$1.49	1,519	$1.51
$2.96 - $5.90	1,504	4.75	3.52	69	3.57
$5.91 - $8.85	192	0.48	6.72	192	6.72
	4,406	3.49	$2.41	1,780	$2.15

INTEGRA RESOURCES CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

b.RSUs
RSUs are granted to eligible employees, officers, and directors where each RSU has a value equivalent to one Integra common share. The RSUs vest in 1/3 installments at the first, second and third anniversary date of the grant, with settlement occurring either in cash or common shares, determined at the discretion of the Board.
The Company recorded a $0.7 million expense for RSUs for the three and six months ended June 30, 2026, respectively, (2025 - $0.3 million and $0.4 million, respectively) which is included in general and administrative expenses (Note 16).
The following table summarizes changes in RSUs for the six months ended June 30, 2026 and the year ended
December 31, 2025:

	Six months ended June 30, 2026		Year ended December 31, 2025
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	1,647	$1,801	835	$719
Granted	939	2,508	1,593	1,697
Settled	(484)	(542)	(389)	(415)
Forfeited	(28)	(54)	(392)	(387)
Change in value	—	(123)	—	187
Outstanding, end of period	2,074	$3,590	1,647	$1,801
c.DSUs
DSUs are granted to non-executive directors where each DSU has a value equivalent to one Integra common share which vest on the first anniversary of the grant date. DSUs must be retained until the director leaves the Board, with settlement occurring either in cash or common shares, determined at the discretion of the Board.
The Company recorded a $0.1 million recovery and a $0.2 million expense for DSUs for the three and six months ended June 30, 2026 (June 30, 2025 - expenses of $0.1 million and $0.2 million, respectively), respectively, which is included in general and administrative expenses (Note 16).
The following table summarizes changes in DSUs for the six months ended June 30, 2026 and the year ended
December 31, 2025:

	Six months ended June 30, 2026		Year ended December 31, 2025
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	889	$1,378	698	$1,226
Granted	161	427	394	426
Cancelled	—	—	(50)	(49)
Settled	—	—	(153)	(304)
Change in value	—	(62)	—	79
Outstanding, end of period	1,050	$1,743	889	$1,378

INTEGRA RESOURCES CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

d.Warrants
For the period ended June 30, 2026, the Company had 6,262,201 (2025 - 7,681,174) warrants outstanding at a weighted average exercise price of CAD$1.20, which mature on March 13, 2027. These warrants were issued as part of the March 13, 2024 bought deal public offering. The following table summarizes changes in these warrants for the six months ended June 30, 2026 and the year ended December 31, 2025:

	Six months ended June 30, 2026		Year ended December 31, 2025
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	7,681	$6,854	8,306	$7,392
Exercised	(1,419)	(1,236)	(625)	(538)
Outstanding, end of period	6,262	$5,618	7,681	$6,854
e.Authorized Shares
The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.
f.Equity Financings
On February 9, 2026 the Company completed a bought deal public offering, issuing a total of 18,121,600 common shares at a price of $3.40 per share, for net proceeds of $57.5 million after deducting fees and expenses of $4.1 million. The offering was completed pursuant to an underwriting agreement dated February 4, 2026 entered into among the Company and its underwriters.
The Company's intended use of proceeds was to fund development capital expenditures at the DeLamar Project, including procurement work, state of good repair works and land purchases. The actual and the expected use of proceeds remain in-line with intended use.
g.Stakeholder Agreement
On May 8, 2026, the Company entered into an agreement with the Shoshone-Paiute Tribes pursuant to which it granted 517,103 common shares, priced at CAD$3.97 per share for an aggregate value of $1.5 million, in recognition of the parties' collaborative efforts in advancing the DeLamar Project, including baseline data collection, tribal monitoring, and mine plan co-development. The common shares were measured at fair value on the grant date, with the resulting amount recognized in exploration and project expenses.

14. Revenue

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Gold	$69,898	$60,620	$130,655	$117,050
Silver	899	452	1,866	1,047
Revenue	$70,797	$61,072	$132,521	$118,097

INTEGRA RESOURCES CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

15. Production Costs

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Mining	$20,347	$14,954	$37,764	$28,025
Crushing and processing	11,145	10,057	21,307	19,722
Mine general and administrative	4,432	1,806	8,584	6,406
Refining and desorption	162	147	288	302
Changes in inventories	(335)	1,335	(4,898)	8,326
	$35,751	$28,299	$63,045	$62,781

16. General and Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Corporate administration	$1,485	$1,862	$4,449	$3,536
Share-based compensation	956	610	1,325	961
Depreciation	202	195	384	400
	$2,643	$2,667	$6,158	$4,897

17. Interest and Finance Expense

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest expense	$—	$(86)	$—	$95
Debt interest expense	—	411	—	810
Lease interest expense (Note 11)	416	305	853	322
Reclamation accretion expense (Note 12)	714	576	1,404	1,190
Debt accretion expense	—	285	—	549
	$1,130	$1,491	$2,257	$2,966

18. Income Taxes
The income taxes recognized in net earnings and comprehensive earnings are as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Current tax expense	$506	$4,141	$3,296	$7,558
Deferred tax expense	2,122	806	2,638	813
	$2,628	$4,947	$5,934	$8,371

INTEGRA RESOURCES CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

19. Supplemental Cash Flow
The following table summarizes other operating activities adjustments for income statement items in operating activities:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2026	2025	2026	2025
Adjustments for cash income statement items:
Reclamation expenditures (Note 12)	$(215)	$(233)	$(439)	$(514)
Adjustments for non-cash income statement items:
Unrealized investment loss (gain)	(397)	91	(322)	—
Unrealized foreign exchange losses (gains)	70	(758)	117	(789)
Deferred transaction costs	—	26	—	—
(Gain) loss on disposal of mineral properties, plant and equipment (Note 9)	(780)	15	(469)	51
Stakeholder agreement shares issued(1)	1,500	—	1,500	—
Change in estimate of reclamation costs at closed mines (Note 24)	38	166	(104)	350
	$216	$(693)	$283	$(902)
(1)Included in exploration and project expenses within the consolidated statements of earnings and comprehensive earnings.
The following table summarizes the change in working capital in operating activities:

	Three months ended June 30,		Six months ended June 30,
Change in working capital	2026	2025	2026	2025
Inventories (Note 8)	$(746)	$(173)	(5,269)	8,305
Prepaids and other assets (Note 7)	753	1,186	1,489	(440)
Accounts payable and accrued liabilities (Note 10)	5,289	(4,695)	449	(8,115)
	$5,296	$(3,682)	$(3,331)	$(250)

20. Segmented Information
The Company’s reportable segments are assessed regularly for performance by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker ("CODM"). An operating segment is defined as a component of the company that has current mine production or anticipated future mine production. The Company has concluded that it has two operating segments: the Florida Canyon mine and the advanced stage DeLamar Project. Other business activities, including those related to the corporate office, that are not reportable are combined and presented as "all other" to reconcile with the Company's consolidated results. Segment performance is evaluated using a number of measures. Operating mines are assessed based on mine operating earnings, while both mines and projects are evaluated based on capital expenditures.

INTEGRA RESOURCES CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

Segments and their performance measures are listed below:

For the three months ended June 30, 2026
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures(1)
Florida Canyon	$70,797	$40,243	$7,187	$23,367	$14,279
DeLamar	—	—	—	—	4,584
All other	—	—	—	—	62
	$70,797	$40,243	$7,187	$23,367	$18,925
(1)Includes payments for mineral properties, plant and equipment, and equipment leases.

For the three months ended June 30, 2025
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures(1)
Florida Canyon	$61,072	$32,484	$3,378	$25,210	$15,011
DeLamar	—	—	—	—	141
All other	—	—	—	—	79
Total	$61,072	$32,484	$3,378	$25,210	$15,231
(1)Recast to conform with the current period presentation and now include lease payments in addition to payments for mineral properties, plant and equipment.

For the six months ended June 30, 2026
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures(1)
Florida Canyon	$132,521	$71,436	$12,867	$48,218	$26,847
DeLamar	—	—	—	—	22,299
All other	—	—	—	—	137
	$132,521	$71,436	$12,867	$48,218	$49,283
(1)Includes payments for mineral properties, plant and equipment, and equipment leases.

For the six months ended June 30, 2025
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures(1)
Florida Canyon	$118,097	$70,698	$6,705	$40,694	$21,030
DeLamar	—	—	—	—	363
All other	—	—	—	—	255
	$118,097	$70,698	$6,705	$40,694	$21,648
(1)Recast to conform with the current period presentation and now include lease payments in addition to payments for mineral properties, plant and equipment.

	June 30, 2026	December 31, 2025
Segment	Assets	Assets
Florida Canyon	$259,725	$232,155
DeLamar	58,867	39,543
All other	85,095	39,526
	$403,687	$311,224

INTEGRA RESOURCES CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

21. Commitments
Florida Canyon Mine Royalties
The production from Florida Canyon mine is subject to two royalties, the first is a 2.5% net smelter returns royalty (“NSR")
with Top Hat Partnership, and the second is a 3.0% NSR with a subsidiary of Triple Flag Precious Metals Corp. ("Triple Flag")
DeLamar Project Royalties
Future production from the DeLamar project is subject to a 2.5% NSR payable to Triple Flag. This NSR applies mostly to the
DeLamar deposit and will be reduced to 1.0% once Triple Flag has received a total cumulative royalty payment of
CA$10.0 million. The DeLamar project is also subject to a 1.5% NSR payable to Wheaton Precious Metals Corp on metal production from all claims of the DeLamar Project. Other NSRs are considered not material and range from 2.0% to 5.0% are also payable to third-party landholders on certain claims.
Nevada North Project Royalties
Future production from the Wildcat property and gold production from the Mountain View property is subject to a 0.5% NSR payable to Franco-Nevada Corp. Certain claims on the property are also subject to a 1.0% NSR to Franco- Nevada and a 1.5%
NSR to Triple Flag. Other NSRs ranging from 0.05% to 1.5% are also payable to third-party landholders on certain claims.

22. Contingencies
The following is a summary of the contingent matters and obligations relating to the Company as at June 30, 2026.
General
The Company may be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. These matters are inherently uncertain, and there is a potential for some of them to be resolved unfavorably for the Company. As of the date of the financial statements, specific conditions may be present that could lead to a financial loss for the Company.
It is management's opinion that none of these matters are anticipated to have a material impact on the Company's results of operations or financial condition.
Legal Proceedings
Alio Gold Inc (“Alio”), a subsidiary of the Company since November 8, 2024, received a Notice of Civil Claim in May 2019 from a former shareholder of Rye Patch Gold Corp (“Rye Patch”) whose shares were acquired by Alio. The plaintiff brought the claim in the Supreme Court of British Columbia (“the Court”) pursuant to the Class Proceedings Act and is seeking damages against Alio for alleged misrepresentations with respect to anticipated gold production during the year ended
December 31, 2018. In March 2021, the Court dismissed, in its entirety, the plaintiff’s application to certify the action as a class proceeding. In April 2021, the Company received notice that the plaintiff is pursuing an appeal of the court’s decision to dismiss the plaintiff’s certification application.
The appeal was argued in the Court of Appeal in January 2022 and in March 2022 the Court of Appeal released its decision allowing the appeal but remitting the matter of certification to the trial court for further consideration. On July 28, 2023, the
Court certified a class proceeding against Alio. Pursuant to the Court’s decision, the class members in the class proceeding include all individuals or entities whose Rye Patch shares were acquired by Alio in exchange for Alio common shares and cash as part of the plan of arrangement entered into between Alio and Rye Patch, but excludes all of those individuals or entities that sold their shares in Alio prior to August 10, 2018. The proceeding is currently before the British Columbia
Supreme Court on a summary trial application in regards to the certified common issues brought by the plaintiff. The summary trial application hearing took place between June and October 2025, and the Court’s decision has not yet been released.
The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim is not determinable at this time. Accordingly, the Company did not recognize any liability in connection with this claim upon the acquisition of Florida Canyon and has not recorded a liability as at June 30, 2026.

INTEGRA RESOURCES CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2026 and December 31, 2025, and for the
three and six months ended June 30, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

23. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel, which primarily consists of short-
term employee benefits and share-based compensation. There were no significant transactions with related parties outside of the ordinary course of business during the three and six months ended June 30, 2026.

24. Other Income (Expense)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Transaction and integration costs(1)	$—	$(36)	$—	$(2,131)
Investment gain(2)	397	259	322	246
Non-deductible tax charges	—	(1,044)	—	(1,044)
Change in estimated reclamation provision (Note 12)	(38)	18	104	(166)
Gain (loss) on disposal of mineral properties, plant and equipment (Note 9)	780	(15)	469	(51)
Other income (expense)	6	60	(21)	40
	$1,145	$(758)	$874	$(3,106)
(1)These costs were incurred in connection with the acquisition of Florida Canyon Gold Inc., the former owner of the Florida Canyon
Mine, which was completed on November 8, 2024
(2)During the three and six months ended June 30, 2026, the Company revised the presentation of amounts previously described as
"restricted cash" to "reclamation and other deposits" to more appropriately reflect the nature of these balances (Note 6c). In connection with this revision, the Company identified an error in the prior period classification of fair value changes arising from investment deposits included within reclamation deposits (Note 6c). Accordingly, a fair value loss of $0.3 million and $0.2 million, which during the three and six months ended June 30, 2025, respectively, had been classified within interest income, was reclassified to investment loss.